Room 4561

December 20, 2005

Mr. Mark Haugejorde
President and Chief Executive Officer
XFormity Technologies, Inc.
14333 Proton Road
Dallas, TX 75244

> **Re: XFormity Technologies, Inc.**
> **Form 8-K/A Filed December 6, 2004**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005**
> **Filed May 18, 2005**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed October 26, 2005**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2005**
> **Filed November 25, 2005**
> **File No. 000-23391**

Dear Mr. Haugejorde:

We have reviewed your response to our letter dated September 20, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 6, 2004

Note 5 – Stockholders' Equity

1.   We note your response to our prior comment No. 1. Please address the following:

- Explain why, with regard to the transaction with the one consortium member who was entitled to future credits against purchases regardless of the success of the program, no amounts were allocated to the issuance of the common stock in accordance with paragraph 13 of SFAS No. 68.
- Tell us why you believe the reclassification of $100,000 from stockholders' equity to liabilities was not material for purposes of restatement, given that the correction would have resulted in an 11% increase to total liabilities and a 13% decrease to stockholders' equity. Provide your analysis pursuant to SAB 99 that supports the Company's conclusions.
- Tell us the date(s) that the agreements with the consortium members were executed.
- Further support your conclusion that the proceeds received from the remaining six consortium members were equal to the fair value of the common stock issued. In this regard, reconcile the approximate per share value of $13.81 that was used to fair value the shares when the agreements were executed to the reported high and low stock prices (ranging from $0.12 to $0.40) during the nine months ended June 30, 2005. [Note: $13.81 per share value calculated based on each consortium member receiving 7,243 shares in exchange for their $100,000 investment; the number of shares issued as per your response letter dated July 15, 2005]. Discuss the events and circumstances contributing to the significant decline in value from the date the agreements were executed until the second quarter of fiscal 2005.
- We note that the Company used a valuation authorized by XML-Global prior to its merger with XFM to support the value of the shares issued to the consortium members. Tell us when this valuation was prepared in comparison to when the Company entered into the consortium arrangement. Explain how you were able to conclude that the cash paid under the funded software development arrangement was equivalent to the market value of the shares issued.
- According to your disclosures in Note 18, the Company agreed to issue future licensing credits in the aggregate amount of $350,000 per year over a three year period. Your disclosures in Note 1 indicate that the members are entitled to credits of $150,000 per year. Please explain.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Liquidity and Capital Resources

2.   We note your response to our prior accounting comment No. 2. Tell us how you
        considered whether the conversion feature in the convertible debentures
        represents an embedded derivative. That is, any embedded derivative instrument
        must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether
        the instrument should be separated from the host contract. If the instrument meets
        the definition of an embedded derivative, that derivative must be analyzed to
        determine whether it is an equity instrument or a liability. In this regard, the
        embedded derivative instrument must be evaluated using EITF 00-19 paragraphs
        12 to 32 to determine whether that instrument would be classified as an equity
        instrument. If the instrument is deemed a liability, the instrument will be subject
        to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF
        00-19.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 3. Legal Proceedings

3.   We note your discussion of the Company's legal proceedings regarding a
        potential patent infringement. Tell us why you have not included a discussion of
        this litigation in the footnotes to your audited financial statements and tell us how
        you considered SFAS 5 in your analysis.

10-QSB for the Fiscal Quarter Ended September 30, 2005

Item 3. Controls and Procedures

4.   We note your disclosure that your Principal Executive Officer and your Principal
        Financial Officer have concluded that your 'disclosure controls and procedures
        are effective for gathering, analyzing and disclosing the information we are
        required to disclose in our reports filed under the Securities Exchange Act of
        1934.' Clarify, if true, whether your officers concluded that your disclosure
        controls and procedures are designed and are effective, to give reasonable
        assurance that the information required to be disclosed by the Company in reports
        that it files under the Exchange Act is recorded, processed, summarized and
        reported within the time periods specified in the rules and forms of the SEC. Also
        clarify, if true, whether your officers concluded that your disclosure controls and
        procedures are also effective to ensure that information required to be disclosed in
        the reports that you file or submit under the Exchange Act is accumulated and
        communicated to your management, including your principal executive officer

and your principal financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e).

5.   We note your disclosure indicating that you have evaluated the effectiveness of your disclosure controls and procedures within 90 days of filing your quarterly report on Form 10-QSB. Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports.

*　*　*　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief